Exhibit 12.1

ARIZONA PUBLIC SERVICE COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

($000’s)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations	$59,108	$199,343	$280,688	$306,594	$268,322	$255,247
Income taxes	39,361	126,805	183,136	195,665	133,015	133,452
Fixed charges	88,223	168,985	166,939	179,381	179,088	183,398
Total earnings	$186,692	$495,133	$630,763	$681,640	$580,425	$572,097

Fixed Charges:
Interest charges	$70,856	$133,878	$130,525	$141,886	$140,948	$144,695
Amortization of debt discount	1,549	2,888	2,650	2,105	2,084	2,410
Estimated interest portion of annual rents	15,818	32,219	33,764	35,390	36,056	36,293
Total fixed charges	$88,223	$168,985	$166,939	$179,381	$179,088	$183,398

Ratio of Earnings to Fixed Charges (rounded down)	2.11	2.93	3.77	3.79	3.24	3.11